# Gitennes

August 15, 2007

07026181

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-9, Room 3117
450 - 5th Street N.W.
Washington D.C.
USA 20549

SUPPL

Dear Sir/Mesdames:

Re: Gitennes Exploration Inc.
File No: 82-4170
Rule 12g3-2(b)
Securities Exchange Act of 1934

Pursuant to subparagraph (ii) of paragraph (b)(1) of Rule 12g3-2, please find enclosed, one copy of each of the following:

- News Releases dated May 15 & July 30, 2007.
- Interim Financial Statements for March & June 2007.

We trust you will find this in order.

Yours truly

Sue Chipperfield
Administrative Assistant

PROCESSED
AUG 27 2007
THOMSON
FINANCIAL

:sc

Encl.

dlw 8/23

Suite 2390 - 1055 West Hastings Street, Box 60, Vancouver, B.C. V6E 2E9 Tel: 604-682-7970 Fax: 604-682-7903
email: info@gitennes.com website: www.gitennes.com

# Gitennes Exploration Inc.

**INTERIM CONSOLIDATED FINANCIAL STATEMENTS**

**JUNE 30, 2007**

**(Unaudited)**

**MANAGEMENT COMMENT**

These interim consolidated financial statements for the six months ended June 30, 2007 of Gitennes Exploration Inc. have been prepared by management and have not been subject to review by the Company's auditors.

Gitennes Exploration Inc. | Statement 1

# Interim Consolidated Balance Sheets

**(Unaudited)**
*Canadian Funds*

| ASSETS | | As at June 30 2007 | | As at December 31 2006 |
|---|---|---|---|---|
| **Current** | | | | |
| Cash and cash equivalents | $ | 1,375,289 | $ | 278,325 |
| Accounts receivable | | 11,277 | | 262,955 |
| Prepaid expenses | | 7,807 | | 5,515 |
| | | 1,394,373 | | 546,795 |
| **Mineral Properties** *(Note 4)* | | 4,122,192 | | 3,941,051 |
| **Plant and Equipment** *(Note 5)* | | 56,387 | | 62,306 |
| | $ | 5,572,952 | $ | 4,550,152 |

| LIABILITIES | | | | |
|---|---|---|---|---|
| **Current** | | | | |
| Accounts payable and accrued liabilities *(Note 8)* | $ | 52,598 | $ | 102,196 |

| SHAREHOLDERS' EQUITY | | | | |
|---|---|---|---|---|
| **Share Capital** *(Note 6)* | | 29,275,281 | | 29,275,281 |
| **Contributed Surplus** *(Note 6b)* | | 786,575 | | 657,283 |
| **Deficit** - *Statement 2* | | (24,541,502) | | (25,484,608) |
| | | 5,520,354 | | 4,447,956 |
| | $ | 5,572,952 | $ | 4,550,152 |

**Going Concern** *(Note 1)*
**Commitment** *(Note 7)*

ON BEHALF OF THE BOARD:

*"Jerry D. Blackwell"*, Director
JERRY D. BLACKWELL

*"Ken Booth"*, Director
KEN BOOTH

- See Accompanying Notes -

Gitennes Exploration Inc.

Statement 2

# Interim Consolidated Statements of Income (Loss) and Deficit

**(Unaudited)**

*Canadian Funds*

| | Three Months Ended June 30 2007 | Three Months Ended June 30 2006 | Six Months Ended June 30 2007 | Six Months Ended June 30 2006 |
|---|---|---|---|---|
| **Expenses** | | | | |
| Audit, accounting, legal and professional fees | $ 34,862 | $ 36,769 | $ 78,805 | $ 63,171 |
| Amortization | 3,132 | 3,542 | 6,259 | 6,567 |
| Filing, transfer fees and investor relations | 30,781 | 54,398 | 76,170 | 134,327 |
| Insurance | 3,423 | 3,750 | 6,845 | 8,750 |
| Interest and bank charges | 1,260 | 841 | 2,435 | 1,548 |
| Office rent, utilities and miscellaneous | 34,135 | 28,705 | 55,201 | 63,629 |
| Salaries and benefits | 64,132 | 60,217 | 120,009 | 121,089 |
| Stock-based compensation *(Note 6d)* | 129,292 | - | 129,292 | - |
| Travel | 9,334 | 7,192 | 14,176 | 15,100 |
| **Loss before the Undernoted** | (310,351) | (195,414) | (489,192) | (414,181) |
| **Other Income (Expense)** | | | | |
| Foreign exchange gain (loss) | (94,250) | (3,245) | (120,167) | (1,183) |
| General exploration | (10,339) | (14,610) | (23,090) | (21,114) |
| Interest and other income | 1,464 | 5,119 | 2,823 | 7,680 |
| Income from royalty *(Note 4j)* | - | - | 40,118 | - |
| Income from sale of royalty *(Note 4j)* | - | - | 1,532,614 | - |
| Write-down of mineral properties | - | (413,658) | - | (413,658) |
| **Income (Loss) for the Period** | (413,476) | (621,808) | 943,106 | (842,456) |
| Deficit, beginning of period | (24,128,026) | (24,958,658) | (25,484,608) | (24,738,010) |
| **Deficit, End of Period** | $ (24,541,502) | $ (25,580,466) | $ (24,541,502) | $(25,580,466) |
| **Income (Loss) Per Share – Basic** | $ (0.01) | $ (0.02) | $ 0.02 | $ (0.02) |
| **Income (Loss) Per Share – Diluted** | $ (0.01) | $ (0.02) | $ 0.02 | $ (0.02) |
| **Weighted-Average Number of Shares Outstanding – Basic** | 41,579,231 | 37,329,231 | 41,579,231 | 37,329,231 |
| **Weighted-Average Number of Shares Outstanding – Diluted** | 42,220,000 | 37,329,231 | 42,204,416 | 37,329,231 |

- See Accompanying Notes -

Gitennes Exploration Inc. Statement 3

## Interim Consolidated Statements of Cash Flows

**(Unaudited)**
*Canadian Funds*

| | Three Months Ended June 30 2007 | Three Months Ended June 30 2006 | Six Months Ended June 30 2007 | Six Months Ended June 30 2006 |
|---|---|---|---|---|
| **Cash Flows From Operating Activities** | | | | |
| Income (loss) for the period | $ (413,476) | $ (621,808) | $ 943,106 | $ (842,456) |
| Items not affecting cash | | | | |
| Amortization | 3,132 | 3,542 | 6,259 | 6,567 |
| Stock-based compensation | 129,292 | - | 129,292 | - |
| Write-down of mineral properties | - | 413,658 | - | 413,658 |
| | (281,052) | (204,608) | 1,078,657 | (422,231) |
| Changes in non-cash working capital items | | | | |
| Accounts receivable | 458,386 | (1,162) | 251,678 | 3,693 |
| Prepaid expenses | (557) | 2,878 | (2,292) | 10,369 |
| Accounts payable and accrued liabilities | (64,901) | 47,061 | (63,797) | 41,163 |
| Due to related parties | - | 94,000 | | 94,000 |
| | 111,876 | (61,831) | 1,264,246 | (273,006) |
| **Cash Flows from Financing Activities** | | | | |
| Net proceeds from issuance of common shares | - | - | - | - |
| **Cash Flows From Investing Activities** | | | | |
| Mineral property expenditures | (136,340) | (186,347) | (166,942) | (593,044) |
| Purchase of plant and equipment | - | (15,509) | (340) | (15,790) |
| | (136,340) | (201,856) | (167,282) | (608,834) |
| **Net Increase (Decrease) in Cash and Cash Equivalents** | (24,464) | (263,687) | 1,096,964 | (881,840) |
| Cash and cash equivalents – beginning of period | 1,399,753 | 320,582 | 278,325 | 938,735 |
| **Cash and Cash Equivalents - End of Period** | $ 1,375,289 | $ 56,895 | $ 1,375,289 | $ 56,895 |

| **Supplemental Disclosure of Non-Cash Investing and Financing Activities** | | | | |
|---|---|---|---|---|
| Increase (decrease) in mineral property accounts payable | $ (2,499) | $ 17,280 | $ 14,199 | $ (38,686) |

- See Accompanying Notes -

### 1. Going Concern

The Company, which is considered to be in the exploration stage, is in the process of exploring several mineral properties in Peru and Canada. The Company has not yet determined whether these properties contain economic reserves.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no ongoing source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral interests. The recoverability of amounts shown for resource properties is dependent upon several factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. Also, the Company will have to raise additional funds for future corporate and administrative expenses and to undertake further exploration and development of its mineral properties. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.

### 2. Accounting Policies

#### a) Basis of Consolidation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its significant wholly-owned subsidiaries, Castle Keep Ltd., Torre International Holdings Ltd., Gitennes Exploraciones Peru S.A., Oromalqui Gold Corp., Minera Corimalqui S.A. and Compania Minera Seis Rios S.A. All of the Company's wholly-owned subsidiaries are accounted for under the purchase method.

#### b) Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended December 31, 2006.

#### c) Financial Instruments

Effective 1 January 2007, the Company adopted the recommendations of CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, Section 1530, *Comprehensive Income* and Section 3865, *Hedges*. These sections provide guidance on the recognition and valuation of certain types of financial instruments. The adoption of these new standards had no significant effect on these financial statements.

3. **Financial Instruments**

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. At June 30, 2007, the Company held currency totalling US$808,569 which is exposed to currency risk given fluctuations in the prevailing exchange rates between the Canadian and United States dollars.

**4. Mineral Properties**

**a) Details of mineral property activities are as follows:**

| | Peru | | | | | | Canada | |
|---|---|---|---|---|---|---|---|---|
| | Tucumachay | Urumalqui | La Chivona | Titimina | TotoRoko | Other | Red | Total |
| December 31, 2006 | $ 2,788,351 | $ 800,985 | $ 184,719 | $ 78,675 | $ 7,399 | $ 80,922 | $ - | $ 3,941,051 |
| Acquisition costs | - | - | - | - | - | - | - | - |
| Deferred expenditures | | | | | | | | |
| Administration | 439 | - | - | 54 | - | - | - | 493 |
| Assays | 806 | - | - | 119 | 4,377 | - | - | 5,302 |
| Consulting geology | 24,420 | 5,098 | - | 4,375 | 18,871 | - | - | 52,764 |
| Domicile | 3,392 | 1,158 | - | - | 2,806 | - | - | 7,356 |
| Environmental and social license | 3,049 | 1,593 | - | - | 2,079 | - | - | 6,721 |
| Government taxes | 7,455 | 2,823 | 1,753 | 1,846 | 8,681 | 115 | - | 22,673 |
| Tenure | 19,064 | 8,880 | 9,224 | 9,864 | 8,285 | 14,069 | - | 69,386 |
| Topographic survey | - | - | - | - | 16,446 | - | - | 16,446 |
| Total expenditures during the period | 58,625 | 19,552 | 10,977 | 16,258 | 61,545 | 14,184 | - | 181,141 |
| June 30, 2007 | $ 2,846,976 | $ 820,537 | $ 195,696 | $ 94,933 | $ 68,944 | $ 95,106 | $ - | $ 4,122,192 |

**4. Mineral Properties** - *Continued*

**a) Details of mineral property activities are as follows:** - *Continued*

| | Peru | | | | | | Canada | |
|---|---|---|---|---|---|---|---|---|
| | Tucumachay | Urumalqui | La Chivona | Titimina | TotoRoko | Other | Red | Total |
| December 31, 2005 | $ 1,826,335 | $ 788,755 | $ 171,338 | $ 27,767 | $ - | $ 62,099 | $ 411,052 | $ 3,287,346 |
| Acquisition costs | - | - | - | - | - | - | - | - |
| Deferred expenditures | | | | | | | | |
| Administration | 4,973 | - | - | - | - | 41 | - | 5,014 |
| Assays | 30,646 | 177 | - | 3,795 | - | - | - | 34,618 |
| Consulting geology | 97,592 | 4,219 | 1,790 | 20,169 | - | - | 2,606 | 126,376 |
| Domicile | 128,001 | 938 | - | 8,365 | - | - | - | 137,304 |
| Drilling | 118,130 | - | - | - | - | - | - | 118,130 |
| Environmental and social license | 4,622 | - | - | - | - | - | - | 4,622 |
| Geophysics | 10,621 | - | - | - | - | - | - | 10,621 |
| Government taxes | 75,368 | 512 | 340 | 2,872 | - | 450 | - | 79,542 |
| Tenure | 3,553 | - | 9,428 | 8,634 | - | 16,516 | - | 38,131 |
| Total expenditures during the period | 473,506 | 5,846 | 11,558 | 43,835 | - | 17,007 | 2,606 | 554,358 |
| | - | - | - | - | - | - | (413,658) | (413,658) |
| June 30, 2006 | $ 2,299,841 | $ 794,601 | $ 182,896 | $ 71,602 | $ - | $ 79,106 | $ - | $ 3,428,046 |

**4. Mineral Properties** - *Continued*

**b) Cumulative mineral costs are as follows:**

| | Acquisition | Exploration | June 30 2007 | December 31 2006 |
|---|---|---|---|---|
| Peru | | | | |
| Tucumachay | $ 400,000 | $ 2,446,976 | $ **2,846,976** | $ 2,788,351 |
| Urumalqui | 87,329 | 733,208 | **820,537** | 800,985 |
| La Chivona | 35,563 | 160,133 | **195,696** | 184,719 |
| Titimina | 9,456 | 85,477 | **94,933** | 78,675 |
| TotoRoko | | 68,944 | **68,944** | 7,399 |
| Other | - | 95,106 | **95,106** | 80,922 |
| Canada | | | | |
| Red, B.C. | - | - | - | - |
| | $ 532,348 | $ 3,589,844 | $ **4,122,192** | $ 3,941,051 |

**c) Tucumachay, Peru**

Under a letter of intent dated June 30, 2004 with Inmet Mining Corp. ("Inmet") the Company acquired an option to earn a 100% interest in the 3,500-hectare Tucumachay property by issuing 1,000,000 shares to Inmet (issued) and incurring total exploration expenditures of US$1,600,000 by December 31, 2008 (incurred). The Company has served notice that it has earned a 100% interest in the property, and Inmet has acknowledged that the Company has met its earn-in expenditure requirements.

Inmet may, at its option, regain a 60% interest in the property by spending three times the amount of the Company's investment once the Company has drilled 12,000 metres.

**d) Urumalqui, Peru**

The Company owns a 100% interest in the Urumalqui project, which is situated in north-central Peru.

**e) La Chivona, Peru**

The Company acquired, by staking, a 2,600-hectare property near the coastal city of Chiclayo.

**f) Titimina, Peru**

The Company has acquired, by staking, a 3,800-hectare property adjacent in part to the Tucumachay property.

**g) TotoRoko, Peru**

The Company has acquired a 100% interest in a 5,000-hectare property in the State of Arequipa, Peru.

**4. Mineral Properties** - *Continued*

**h) Red, B.C., Canada**

By an agreement dated September 3, 2004, the Company had an option to acquire a 100% interest in the Red property, located in north-central British Columbia. Under the terms of the option, the Company paid $50,000 cash, issued 100,000 shares and subsequently incurred $333,158 in exploration expenditures. On July 12, 2006, the Company returned the property to the optionors and wrote off all expenditures incurred on the property.

**i) Other Properties**

The Company has staked various claims in Peru, all of which are held 100% by the Company. Individual, segregated exploration expenses will be shown for these properties if and when significant costs are incurred exploring one or more of the claims.

**j) Virgen, Peru**

During the year ended December 31, 2001, the Company sold its interest in the Virgen property. Pursuant to the terms of the sale agreement, the Company retained a 2% net smelter return royalty, payable when aggregate gold production from the property exceeded 145,000 ounces. The Company received notice from the operator of the Virgen Mine that gold production had reached the threshold of 145,000 ounces on May 16, 2006. Accordingly, the Company's 2% net smelter return royalty became effective, with payments to be received every six months.

As at December 31, 2006, the Company had received and accrued a total of $348,124 due under the royalty agreement. This amount represents the Company's production royalty payment, net of taxes, for the period May 16 to November 16, 2006. The Company recognized an additional $73,183 in royalty revenue receivable for the period November 17 to December 31, 2006.

During the current period, the Company recognized an additional $57,274 in royalty revenue receivable for the period January 1 to February 6, 2007 and paid fees of $17,156. On February 6, 2007, the Company agreed to sell its interest in the royalty for US$1,500,000. The Company paid a fee of US$75,000 in respect of the sale for net proceeds of $1,663,071. As a condition of the sale, the Company agreed to forego the receipt of all royalty income accruing under the royalty agreement after November 16, 2006. Accordingly, the Company has offset accrued royalty income of $130,457 against the income from the sale of the royalty for net income from the sale of $1,532,614.

**5. Plant and Equipment**

| | Cost | Accumulated Amortization | June 30 2007 Net Book Value | December 31 2006 Net Book Value |
|---|---|---|---|---|
| Computer equipment | $ 93,495 | $ 76,302 | $ 17,193 | $ 19,103 |
| Furniture and fixtures | 81,682 | 62,338 | 19,344 | 21,493 |
| Equipment | 45,461 | 25,611 | 19,850 | 21,710 |
| | $ 220,638 | $ 164,251 | $ 56,387 | $ 62,306 |

## 6. Share Capital

### a) Details are as follows:

Authorized: An unlimited number of common shares without par value

Issued and outstanding:

| | June 30, 2007 | | June 30, 2006 | |
|---|---|---|---|---|
| | Shares | Amount | Shares | Amount |
| Balance - beginning of period | 41,579,231 | $ 29,275,281 | 37,329,231 | $ 28,272,076 |
| Private placement | - | - | - | - |
| Issuance costs | - | - | - | - |
| Balance – end of period | 41,579,231 | $ 29,275,281 | 37,329,231 | $ 28,272,076 |

### b) Contributed Surplus

Details are as follows:

| | 2007 | 2006 |
|---|---|---|
| Balance - beginning of period | $ 657,283 | $ 657,283 |
| Stock-based compensation *(Note 6d)* | 129,292 | - |
| Balance - end of period | $ 786,575 | $ 657,283 |

### c) Stock Options

The Company has a fixed stock option plan. Under the terms of the plan, the Company may grant options to its directors, employees, and other service providers up to 4,800,000 shares. The Board of Directors determines the exercise price per share and the vesting period under the plan.

During the period ended June 30, the change in stock options outstanding was as follows:

| | 2007 | 2006 |
|---|---|---|
| Options outstanding – beginning of period | 3,905,000 | 3,905,000 |
| Granted | 550,000 | - |
| Forfeited | - | - |
| Exercised | - | - |
| Cancelled | (75,000) | - |
| Options outstanding - end of period | 4,380,000 | 3,905,000 |

Details of the stock options outstanding at June 30 are as follows:

| 2007 | 2006 | Exercise Price | Expiry Date |
|---|---|---|---|
| 900,000 | 900,000 | $0.15 | October 1, 2007 |
| 370,000 | 370,000 | $2.80 | March 30, 2008 |
| 520,000 | 520,000 | $0.13 | May 4, 2008 |
| 710,000 | 730,000 | $0.355 | April 21, 2009 |
| 180,000 | 180,000 | $0.40 | July 21, 2009 |
| 470,000 | 525,000 | $0.47 | April 1, 2010 |
| 80,000 | 80,000 | $0.30 | November 10, 2010 |
| 400,000 | 400,000 | $0.40 | March 9, 2011 |
| 200,000 | 200,000 | $0.47 | March 18, 2015 |
| 550,000 | - | $0.26 | June 5, 2017 |
| 4,380,000 | 3,905,000 | | |

6. **Share Capital** - *Continued*

c) **Stock Options** - *Continued*

All options outstanding at June 30, 2007 have vested.

The weighted average exercise price of the stock options outstanding at June 30, 2007 is $0.50 and the weighted average remaining contract life of the options is 2.89 years.

d) **Stock-Based Compensation**

During the period, the Company issued stock options to its directors, officers and employees and recognized stock-based compensation as follows:

| | 2007 | 2006 |
|---|---|---|
| Total options granted | 550,000 | - |
| Average exercise price | $ 0.26 | $ - |
| Estimated fair value of compensation | $ 129,292 | $ - |
| Estimated fair value per option | $ 0.24 | $ - |

The fair value of the stock-based compensation recognized in the accounts has been estimated using the Black-Scholes Option-Pricing Model with the following weighted-average assumptions:

| | 2007 | 2006 |
|---|---|---|
| Risk-free interest rate | 4.52% | - |
| Expected dividend yield | 0.00% | - |
| Expected stock price volatility | 98.15% | - |
| Expected option life in years | 10.00 | - |

The Black-Scholes Option-Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

e) **Warrants**

At June 30, the following warrants were outstanding:

| 2007 | 2006 | Exercise Price | Expiry Date |
|---|---|---|---|
| - | 2,500,000 | $0.50 | June 4, 2007 |
| - | 123,500 | $0.50 | June 4, 2007 |
| 4,250,000 | - | $0.30 | August 31, 2007 |
| 273,000 | - | $0.30 | August 31, 2007 |
| 4,523,000 | 2,623,500 | | |

## 7. Commitment

The Company has an agreement to lease office space until October 31, 2010, with a net annual lease commitment of approximately $24,408.

## 8. Related Party Transactions

During the period, the Company incurred $20,091 (2006 - $8,302) in legal fees paid to a law firm in which a director of the Company is a partner; accounts payable and accrued liabilities includes $5,714 (December 31, 2006 - $8,883) payable to this firm.

The law firm charges the Company the same rates as it does its other clients.

## 9. Income Taxes

The Company operates in several tax jurisdictions and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of the current and future years. Details of income tax expense for the period is as follows:

| | 2007 | 2006 |
|---|---|---|
| Income (loss) before income taxes for accounting purposes | $ 943,106 | $ (842,456) |
| Adjustments for differences between accounting and taxable income: | | |
| Amortization | 4,060 | 3,911 |
| Stock-based compensation | 129,292 | - |
| Non-deductible and other items | (23,686) | (23,529) |
| Resource property costs written off | - | 413,658 |
| Consolidated income (loss) for tax purposes | 1,052,772 | (448,416) |
| Tax rate | 34.1% | 34.1% |
| Expected tax expense (recovery) for the period | 358,995 | (152,910) |
| Reductions in tax (recovery) due to: | | |
| Foreign income at different tax rates | (7,441) | 3,368 |
| Application of tax loss carry-forwards | (351,554) | - |
| Valuation allowance | - | 149,542 |
| Tax expense (recovery) for the period | $ - | $ - |

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at December 31, 2006 are as follows:

| | |
|---|---|
| Non-capital loss carry-forwards | $ 3,137,247 |
| Mineral property expenditures | 1,491,194 |
| Property, plant and equipment | 69,131 |
| Other | 26,865 |
| | 4,724,437 |
| Valuation allowance | (4,724,437) |
| | $ - |

## 9. Income Taxes - *Continued*

The Company's Canadian non-capital loss carry-forwards expire between 2006 and 2015 while the Canadian exploration expenditures may be carried forward indefinitely. The losses available to the Company in Peru expire four years after the attainment of profitable commercial operations in Peru.

## 10. Segmented Information

The Company's business consists of mineral exploration and development. Details on geographic segments are as follows:

| June 30, 2007 | Income (Loss) | Capital Expenditures | Capital Assets | Identifiable Assets |
|---|---|---|---|---|
| Canada | $ 1,121,971 | $ - | $ 36,537 | $ 1,391,003 |
| British Virgin Islands | (27) | - | - | 693 |
| Peru | (178,838) | 181,481 | 19,850 | 4,181,256 |
| Total | $ 943,106 | $ 181,481 | $ 56,387 | $ 5,572,952 |

| June 30, 2006 | Income (Loss) | Capital Expenditures | Capital Assets | Identifiable Assets |
|---|---|---|---|---|
| Canada | $ (648,640) | $ 18,115 | $ 45,542 | $ 99,989 |
| British Virgin Islands | - | - | - | 3,022 |
| Peru | (193,816) | 552,033 | 23,912 | 3,485,173 |
| Total | $ (842,456) | $ 570,148 | $ 69,454 | $ 3,588,184 |

## 11. Subsequent Events

Subsequent to June 30, 2007, the Company received $383,100 upon the exercise of 1,277,000 share purchase warrants.

**GITENNES EXPLORATION INC.**

**MANAGEMENT DISCUSSION AND ANALYSIS**

**FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2007**

**August 10, 2007**

This Management Discussion and Analysis supplements, but does not form part of, the unaudited consolidated financial statements of the Company and the notes thereto for the period ended June 30, 2007. Consequently, the information set forth below should be read in conjunction with the unaudited consolidated financial statements for the period ended June 30, 2007 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles.

Additional information, including the audited consolidated financial statements, and the notes thereto, for the year ended December 31, 2006, can be found on SEDAR at www.sedar.com.

**Description of the Business**

Gitennes Exploration Inc. (the "Company") is in the business of exploring for mineral deposits in Perú and Canada. The Company acquires properties directly by staking or through option agreements with prospectors or other companies. The Company is also committed to developing new projects through regional reconnaissance, property examinations and by liaison with a network of industry contacts. None of the properties that the Company currently owns or holds under option have been adequately explored to prove the existence of ore reserves.

**Overview**

The Company's primary focus is the exploration for gold, silver, copper, and zinc deposits. During the year ended December 31, 2005, and continuing through the period ending June 30, 2007, the Company undertook field programmes at the Tucumachay project in Central Perú, which included 38 core drill holes and 28 reverse circulation drill holes. The Tucumachay project is subject to a letter of intent dated June 30, 2004 with Inmet Mining Corp. ("Inmet"). The Company also explored its 100%-owned Titimina property, located in the same belt as Tucumachay. During the period, the Company also conducted additional work on its Urumalqui property preparing for a resumption of drilling, and conducted several preliminary geological mapping and rock sampling programmes at its TotoRoko property, also in Peru.

During the year ended December 31, 2006, the Company was informed by the operator of the mine at La Virgen that gold production had exceeded 145,000 ounces on May 16, 2006. Accordingly, the Company's 2% NSR royalty became effective, to be paid every six months. On February 6, 2007, the Company sold its interest in the royalty for US$1,500,000 (see *"Properties – Virgen Royalty"*).

During the year and to the date hereof, the Company issued the following news releases:

| | |
|---|---|
| July 30, 2007 | Gitennes' TotoRoko Copper-Silver-Gold Project - Update |
| May 15, 2007 | Peru Exploration and Royalty Update |
| April 16, 2007 | Gitennes Update on Peru Copper-Silver Project |
| February 21, 2007 | Gitennes Exploration – Tucumachay, TotoRoko & Royalty Updates |
| February 9, 2007 | Gitennes to Sell Royalty Interest for US$1,500,000 |

**Overall Performance**

Unless noted otherwise, all figures are in Canadian dollars.

The Company's cumulative resource property costs to June 30, 2007 were $4,122,192, which is up from the cumulative balance of $3,941,051 as at December 31, 2006. The increase for the period includes current additions of $181,141 in expenditures, $58,625 of which was incurred on the Tucumachay property and $61,545 of which was incurred on the TotoRoko property (see *"Results of Operations"*).

The Company recognized net royalty income of $40,118 and income from the sale of the Virgen royalty of $1,532,614 during the period. This resulted in net income of $943,106 for the six-month period ended June 30, 2007, which compares to a loss of $842,456 for the period ended June 30, 2006 (see "*Results of Operations*").

**Financial Data for the Last Eight Quarters**

| Quarter Ended | Jun 30, 2007 | Mar 31, 2007 | Dec 31, 2006 | Sept 30, 2006 | Jun 30, 2006 | Mar 31, 2006 | Dec 31, 2005 | Sept 30, 2005 |
|---|---|---|---|---|---|---|---|---|
| Total revenues | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - |
| Loss before the under-noted | $(284,184) | $(216,150) | $(170,658) | $(154,791) | $(208,150) | $(220,648) | $(173,470) | $(185,208) |
| Stock-based compensation | (129,292) | - | - | - | - | - | - | - |
| Write-down of mineral properties | - | - | - | - | (413,658) | - | (267,306) | (55,354) |
| Income from royalty | - | 40,118 | 421,307 | - | - | - | - | - |
| Income from sale of royalty | - | 1,532,614 | - | - | - | - | - | - |
| Income (loss) for the quarter | $(413,476) | $1,356,582 | $ 250,649 | $(154,791) | $(621,808) | $(220,648) | $(440,776) | $(240,562) |
| Income (loss) per share – basic | $ (0.01) | $ 0.03 | $ 0.01 | $ (0.00) | $ (0.02) | $ (0.01) | $ (0.01) | $ (0.01) |
| Income (loss) per share – diluted | $ (0.01) | $ 0.03 | $ 0.01 | $ (0.00) | $ (0.02) | $ (0.01) | $ (0.01) | $ (0.01) |

The Company has no ongoing source of operating revenue. In addition to the normal expenses associated with its exploration and administrative activities, the Company had certain infrequent or non-recurring transactions that produced significant variances in its operating results.

During the quarter ended December 31, 2006, the Company received and accrued income from the Virgen royalty (see "*Properties – Virgen Royalty*") of $421,307. The Company accrued an additional $40,118 in net royalty income during the quarter ended March 31, 2007, in which it also recorded income from the sale of the royalty in the amount of $1,532,614. The loss for the quarter ended June 30, 2007 was affected by a foreign exchange loss of $94,250, which resulted from the effects of a weakening U.S. dollar on a significant balance of U.S. cash held due to the sale of the royalty. During the quarter ended June 30, 2006, the Company recorded a write-down of $413,658 upon abandoning the Red property. The Company wrote off costs of $267,306 during the quarter ended December 31, 2005 relating to the Rio Seco property. Expenses for the first and second quarters are traditionally higher than for the other quarters due to the costs of the Company's annual filings, preparation of annual general meeting materials, and increased shareholder information costs, which are not experienced in the other quarters.

After factoring in the effect of the royalty income and other non-recurring items, which are an inherent part of the mineral exploration industry, all other operating results remain reasonably consistent among the quarters presented.

**Results of Operations**

*Expenses*

A summary of the Company's significant income and expense items for the periods ended June 30 follows:

| | 2007 | 2006 |
|---|---|---|
| Audit, accounting, legal and professional fees | $ 78,805 | $ 63,171 |
| Filing, transfer fees and investor relations | $ 76,170 | $ 134,327 |
| Office rent, utilities and miscellaneous | $ 55,201 | $ 63,629 |
| Salaries and benefits | $ 120,009 | $ 121,089 |
| Stock-based compensation | $ 129,292 | $ - |
| Foreign exchange loss (gain) | $ 120,167 | $ 1,183 |
| Income from royalty | $ 40,118 | $ - |
| Income from sale of royalty | $ 1,532,614 | $ - |

Audit, accounting, legal and professional fees for 2007 increased relative to those of the prior year's period due mostly to an increase in audit costs and some additional legal work relating to statutory filings.

Filing, transfer fees and investor relations expenses were higher in 2006 due to increased investor relations and promotional expenses incurred in the previous period, which were not experienced to the same degree in the current period.

Office rent, utilities and miscellaneous costs for the period ended June 30, 2007 are lower than those of the prior year's period as the Company moved to reduce costs and overhead.

Salaries and benefits can vary depending upon the amount of time allocated for certain employees between exploration projects and general and administrative duties. For the period ended June 30, 2007, salaries and benefits were relatively consistent with the prior period.

The Company granted 550,000 stock options during the period and recorded stock-based compensation of $129,292. There were no grants of stock options in the comparative period.

Due to the recent sale of the Virgen royalty, the Company had a large balance of U.S. cash on hand during the period. With the weakening U.S. dollar, the Company recorded a foreign exchange loss of $120,167 for the six-month period.

The royalty income and the income from the sale of the royalty were not applicable in the comparative period (see "*Properties – Virgen Royalty*").

*Properties*

The Company has five mineral projects in Perú. Work is supervised by J. Blackwell, P.Geo., J. Foster, P.Geo., and Alvaro Fernandez-Baca, P.Geo., qualified persons as defined in National Instrument 43-101. Information on the Company's main projects is as follows:

Tucumachay Property

The Tucumachay property is located in the Andes Mountains of central Perú. On June 30, 2004 the Company signed a letter-of-intent with Inmet (the "Tucumachay Agreement"), under the terms of which the Company had an option to earn a 100% interest in the property. During the year ending December 31, 2006, the Company served notice that it had earned a 100% interest in the property, and Inmet has acknowledged that Gitennes has met its earn-in expenditure requirements. Inmet now has the option to regain a 60% interest in the property by spending three times the amount of the Company's investment. Inmet's option must be decided upon once the Company has drilled 12,000 metres.

During the year ended December 31, 2006 and continuing to June 30, 2007 the Company completed both reconnaissance and grid soil geochemical and rock sampling programmes, IP and VLF-EM grid geophysical surveys, and three drill programmes totalling 38 core holes and 28 reverse circulation holes. Total metres drilled stand at 5,294 metres. Results continue to be favourable and indicate the occurrence of a near-surface zone of mineralization in the La Nariz area that warrants continued exploration. The Company maintains a minimal camp at the site, is continuing its environmental assessments of the property and region, and is active in several local community initiatives. The Company has reduced its overall level of activity at the property to focus on its exploration projects elsewhere in Peru.

Cumulative exploration expenditures to June 30, 2007 are $2,846,976. This includes $400,000 in acquisition costs recorded during the year ended December 31, 2004 upon the issuance of 1,000,000 shares from treasury with a value of $0.40 per share, as required by the terms of the Tucumachay Agreement.

Titimina Property

The Company has staked a 3,800 hectare property adjacent to the western and northern portions of the Tucumachay property. Titimina covers extensions to the same geological formations that host mineralization at Tucumachay. Several showings have been found on the Titimina property, the most important of which is the Alpha zinc target, consisting of a large area of carbonate-hosted zinc – lead – silver mineralization. During the year ending December 31, 2006 and the period ending June 30, 2007, the Company completed geological mapping, surface sampling and four lines of induced polarization geophysical surveys. Results are favourable and suggest additional work, including drilling, is warranted.

Cumulative expenditures to June 30, 2007 are $94,933.

TotoRoko Property

The Company has acquired a 100% interest in a 5,000-hectare property in southern Peru that was acquired to cover a new discovery of copper-silver-gold mineralization. The Company's activities during the period ending June 30, 2007 included mapping and prospecting the property. Preliminary geological mapping, rock and stream sediment sampling indicate that copper-silver and gold mineralization occurs in outcrop over a possible length of 4,500 metres within a volcanic unit that is hydrothermally altered and mineralized. Additional exploration programmes, including grid geophysical surveys and drilling are planned for the property during the balance of the year.

Cumulative expenditures to June 30, 2007 are $68,944.

Urumalqui Property

The Company's 100%-held Urumalqui property is a silver-gold prospect situated in north-central Peru. The property was explored during 2003 and 2004 in joint venture with Meridian Gold Inc. Work included geophysical and geological surveys and two diamond drill programmes. On June 17, 2005, the companies terminated the agreement and the Company assumed 100% of the assets of the joint venture, which included the Urumalqui mineral claims. The Company has obtained a permit to continue drilling at the property and is awaiting a drill rig coming available. During the quarter ending June 30, 2007 the Company continued its programmes of community consultation.

Cumulative expenditures to June 30, 2007 are $820,537.

La Chivona Property

The Company has a 100% interest in La Chivona, located in north-coastal Perú. There was minimal exploration activity on the property during the year. Cumulative expenditures to June 30, 2007 are $195,696.

Virgen Royalty

During the year ended December 31, 2001, the Company sold its interest in the Virgen property. Pursuant to the terms of the sale agreement, the Company retained a 2% net smelter return royalty, payable when aggregate gold production from the property exceeded 145,000 ounces. The Company received notice from the operator of the Virgen Mine that gold production had reached the threshold of 145,000 ounces on May 16, 2006. Accordingly, the Company's 2% net smelter royalty became effective, with payments to be received every six months.

As at December 31, 2006, the Company had received and accrued a total of $348,124 due under the royalty agreement. This amount represents the Company's production royalty payment, net of taxes, for the period May 16 to November 16, 2006. The Company recognized an additional $73,183 in royalty revenue receivable for the period November 17 to December 31, 2006.

During the current period, the Company recognized an additional $57,274 in royalty revenue receivable for the period January 1 to February 6, 2007 and paid fees of $17,156. On February 6, 2007, the Company agreed to sell its interest in the royalty for US$1,500,000. The Company paid a fee of US$75,000 in respect of the sale for net proceeds of $1,663,071. As a condition of the sale, the Company agreed to forego the receipt of all royalty income accruing under the royalty agreement after November 16, 2006. Accordingly, the Company has offset accrued royalty income of $130,457 against the income from the sale of the royalty for net income from the sale of $1,532,614.

Other Properties

The Company has staked and conducted preliminary exploration of various 100%-owned prospective mineral claims located in Perú. Total costs as at June 30, 2006 are $95,106.

**Liquidity**

The Company's cash and cash equivalents increased by $1,096,964 during the period, which is due to the cash provided by operating activities exceeding the cash used in investing activities for the period. As at June 30, 2007, cash and cash equivalents totalled $1,375,289 compared to $278,325 at December 31, 2006. Working capital as at June 30, 2007 totalled $1,341,775, compared to working capital of $444,599 at December 31, 2006.

**Capital Resources**

As at the date hereof, the Company has met the current terms of its option agreements and, given the proceeds from the sale of its royalty interest, considers its capital resources to be sufficient to meet its operating overhead for the ensuing year.

The Company has a five-year operating lease for its office premises and storage space in Vancouver that expires on October 31, 2010. The current monthly fee is $2,034 plus operating expenses. In Lima, Perú, the Company's affiliates lease office space for US$1,120 per month on a rental agreement that is renewed semi-annually.

**Off-Balance Sheet Arrangements**

The Company had no off-balance sheet arrangements at June 30, 2007 or at the date hereof.

**Transactions with Related Parties**

During the period ended June 30, 2007, the Company incurred $20,091 (2006 - $8,302) in legal fees and disbursements paid to a law firm in which a director of the Company is a partner; accounts payable and accrued liabilities includes $5,714 (December 31, 2006 - $8,883) payable to this firm.

**Outstanding Share Data**

The authorized capital of the Company consists of an unlimited number of common shares without par value. As of June 30, 2007, the number of issued and outstanding common shares was 41,579,231 (50,482,231 on a diluted basis), which compares to issued and outstanding shares as of December 31, 2006 of 41,579,231 (52,630,731 on a diluted basis). During the period, the Company issued 550,000 stock options and had 75,000 stock options and 2,623,500 share purchase warrants expire.

As at the date hereof, issued and outstanding shares totalled 42,856,231 (50,482,231 on a diluted basis), which reflects the exercise of 1,277,000 warrants since June 30, 2007.

The Company has a fixed stock option plan. As at June 30, 2007, there were 4,380,000 stock options granted to directors, officers and employees of the Company and its affiliates as follows:

| Options Outstanding | Exercise Price | Expiry Date |
|---|---|---|
| 900,000 | $0.15 | October 2, 2007 |
| 370,000 | $2.80 | March 31, 2008 |
| 520,000 | $0.13 | May 4, 2008 |
| 710,000 | $0.355 | April 21, 2009 |
| 180,000 | $0.40 | July 21, 2009 |
| 470,000 | $0.47 | April 1, 2010 |
| 80,000 | $0.30 | November 10, 2010 |
| 400,000 | $0.40 | March 12, 2011 |
| 200,000 | $0.47 | March 18, 2015 |
| 550,000 | $0.26 | June 5, 2017 |
| 4,380,000 | | |

At June 30, 2007, warrants to purchase the following shares were outstanding:

| Shares | Exercise Price | Expiry Date |
|---|---|---|
| 4,250,000 | $0.30 | August 31, 2007 |
| 273,000 | $0.30 | August 31, 2007 |
| 4,523,000 | | |

**Subsequent Events**

Subsequent to June 30, 2007, the Company received cash proceeds of $383,100 upon the exercise of 1,277,000 share purchase warrants.

**Critical Accounting Estimates**

Stock-based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments," which requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. The Company uses the Black-Scholes Option-Pricing Model to estimate stock-based compensation.

**Changes in Accounting Policies**

Effective 1 January 2007, the Company adopted the recommendations of CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, Section 1530, *Comprehensive Income* and Section 3865, *Hedges*. These sections provide guidance on the recognition and valuation of certain types of financial instruments. The adoption of these new standards had no significant effect on the Company's financial statements.

**Financial Instruments**

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments and that the fair value of these instruments approximates their carrying values. At June 30, 2007 the Company held US$808,569 that is exposed to currency risk resulting from fluctuations in the prevailing exchange rates between the Canadian and United States dollar.

**Disclosure Controls and Procedures**

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to the senior management, which includes the Company's President and its Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of June 30, 2007, the Company's certifying officers, being the President and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the certifying officers have concluded that, as of June 30, 2007, the disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*) and reports filed or submitted under Canadian securities laws were recorded, processed, summarized and reported within the time periods specified by those laws and that material information was accumulated and communicated to management of the Company, including the President and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

**Internal Control over Financial Reporting**

The Company's President and the Chief Financial Officer are responsible for establishing and maintaining the Company's internal controls over financial reporting in accordance with Multilateral Instrument 52-109– *Certification of Disclosure in Issuers' Annual and Interim Filings* of the Canadian Securities Administrators. These internal controls over financial reporting have been established as at December 31, 2006. There have been no changes in these controls during the quarter ended June 30, 2007 which have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

**Risk and Uncertainties**

The business of exploration and mining is risky and there is no assurance that current exploration programmes will eventually result in profitable mining operations. The recoverability of money spent on the resource properties is dependent upon various factors. These include actually discovering a potentially economic mineral deposit and then transforming the deposit into ore reserves through a series of stringent technical programmes. Following upon this is the ability of the Company to obtain all necessary financings to complete the development of a property and place it into commercial production. The Company must also raise funds for corporate and administrative expenses. While the Company has been successful in the past at raising funds, there can be no assurance that it will continue to do so.

The mineral industry is intensely competitive and there are inherent risks in all its phases. The Company competes with other companies, many of which have greater financial resources and experience. Metal prices are volatile and cannot be controlled.

The Company has no mining operations and its mineral projects are at an early stage. It is therefore exposed to many risks common to comparable companies, including undercapitalization, cash shortages and limitations with respect to personnel, financial and other resources, and the lack of revenues.

The consolidated financial statements for the six-months ended June 30, 2007 have been prepared on the basis of accounting principles applicable to a going concern. The assumption is that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Excepting the quarters ended March 31, 2007 and December 31, 2006, the Company has consistently reported operating losses. The Company has limited financial resources, no source of operating cash flow, and no assurances that sufficient funding will be available to further explore and develop its mineral property projects, or to cover the overhead costs necessary to maintain a public company.

The Company's exploration activities outside of Canada make it subject to foreign currency fluctuations and this may affect the Company's financial position and results of operations. The Company does not engage in currency hedging activities. It does maintain some funds in US dollar accounts until such time as the funds are drawn upon.

The government of Perú has implemented a royalty scheme on mining operations. The Company believes that this royalty does not impact significantly on operations at this stage of the Company's development.

### Approval

The Board of Directors of the Company has approved the disclosure contained in this interim MD&A, a copy of which will be provided to any interested parties upon request.

### Additional Information

The Company's publicly filed documents are available on the Company's website or on SEDAR at www.sedar.com.

### *Cautionary Note*

*This document contains "forward-looking information" which may include, but is not limited to, statements with respect to the future financial or operating performance of the Corporation, its subsidiaries and its projects, the future supply, demand, inventory, production and price of minerals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of minerals; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this document and the Corporation disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.*

# Corporate Information

**OFFICERS AND DIRECTORS**

| | |
|---|---|
| Jerry D. Blackwell | President & Director |
| Kerry Spong | Chief Financial Officer |
| James R. Foster | Vice-President |
| Lyle R. Hepburn | Director & Corporate Secretary |
| Edmund T. Kimura | Director |
| Kenneth D. Booth | Director |
| Victor A. Tanaka | Director |

**EXECUTIVE OFFICE**

2390 – 1055 West Hastings St.
Vancouver, B.C. V6E 2E9 Canada

| | |
|---|---|
| Tel: | 604-682-7970 |
| Fax: | 604-682-7903 |
| Website: | www.gitennes.com |

**SHARES LISTED**

TSX Exchange
Symbol: GIT

**IN PERU**

Gitennes Exploraciones Perú
Miraflores, Lima
Tel: 511-242-4065

**CAPITALIZATION**

As at June 30, 2007

| | |
|---|---|
| Shares Authorized: | Unlimited |
| Issued Capital: | 41,579,231 |

**TRANSFER AGENT**

Computershare Investor Services Inc.
Toronto, Ontario

**LEGAL COUNSEL**

Beach Hepburn, LLP
Toronto, Ontario

**AUDITORS**

PricewaterhouseCoopers
Vancouver, British Columbia

# Gitennes X

**INTERIM CONSOLIDATED FINANCIAL STATEMENTS**

**MARCH 31, 2007**

**(Unaudited)**

**MANAGEMENT COMMENT**

These interim consolidated financial statements for the three months ended March 31, 2007 of Gitennes Exploration Inc. have been prepared by management and have not been subject to review by the Company's auditors.

Gitennes Exploration Inc. Statement 1

## Interim Consolidated Balance Sheets

(Unaudited)
*Canadian Funds*

| ASSETS | As at March 31 2007 | As at December 31 2006 |
|---|---|---|
| **Current** | | |
| Cash and cash equivalents | $ 1,399,753 | $ 278,325 |
| Accounts receivable *(Note 11)* | 469,663 | 262,955 |
| Prepaid expenses | 7,250 | 5,515 |
| | 1,876,666 | 546,795 |
| **Mineral Properties** *(Note 4)* | 3,988,351 | 3,941,051 |
| **Plant and Equipment** *(Note 5)* | 59,519 | 62,306 |
| | $ 5,924,536 | $ 4,550,152 |

| LIABILITIES | | |
|---|---|---|
| **Current** | | |
| Accounts payable and accrued liabilities *(Note 8)* | $ 119,998 | $ 102,196 |

| SHAREHOLDERS' EQUITY | | |
|---|---|---|
| **Share Capital** *(Note 6)* | 29,275,281 | 29,275,281 |
| **Contributed Surplus** *(Note 6b)* | 657,283 | 657,283 |
| **Deficit** - *Statement 2* | (24,128,026) | (25,484,608) |
| | 5,804,538 | 4,447,956 |
| | $ 5,924,536 | $ 4,550,152 |

**Going Concern** *(Note 1)*
**Commitment** *(Note 7)*

ON BEHALF OF THE BOARD:

*"Jerry Blackwell"*, Director
Jerry D. Blackwell

*"Ed Kimura"*, Director
Edmund T. Kimura

- See Accompanying Notes -

Gitennes Exploration Inc. Statement 2

# Interim Consolidated Statements of Income (Loss) and Deficit

**For the Three Months Ended March 31**
(Unaudited)
*Canadian Funds*

| | 2007 | 2006 |
|---|---|---|
| **Expenses** | | |
| Audit, accounting, legal and professional fees | $ 43,943 | $ 26,402 |
| Amortization | 3,127 | 3,025 |
| Filing, transfer fees and investor relations | 45,389 | 79,929 |
| Insurance | 3,422 | 5,000 |
| Interest and bank charges | 1,175 | 707 |
| Office rent, utilities and miscellaneous | 21,066 | 34,924 |
| Salaries and benefits | 55,877 | 60,872 |
| Travel | 4,842 | 7,908 |
| **Loss Before the Undernoted** | (178,841) | (218,767) |
| **Other Income (Expense)** | | |
| Foreign exchange gain (loss) | (25,917) | 2,062 |
| General exploration | (12,751) | (6,504) |
| Interest and other income | 1,359 | 2,561 |
| Income from royalty *(Note 4j)* | 40,118 | - |
| Income from sale of royalty *(Note 4j)* | 1,532,614 | - |
| **Income (Loss) for the Period** | 1,356,582 | (220,648) |
| Deficit – beginning of period | (25,484,608) | (24,738,010) |
| **Deficit - End of Period** | $ (24,128,026) | $ (24,958,658) |
| **Income (Loss) Per Share – Basic** | $ 0.03 | $ (0.01) |
| **Income (Loss) Per Share – Diluted** | $ 0.03 | $ (0.01) |
| **Weighted-Average Number of Shares Outstanding – Basic** | 41,579,231 | 37,329,231 |
| **Weighted-Average Number of Shares Outstanding – Diluted** | 42,188,831 | 37,329,231 |

- See Accompanying Notes -

Gitennes Exploration Inc.

Statement 3

## Interim Consolidated Statements of Cash Flows

**For the Three Months Ended March 31**
**(Unaudited)**
*Canadian Funds*

| | 2007 | 2006 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Income (loss) for the period | $ 1,356,582 | $ (220,648) |
| Item not affecting cash | | |
| Amortization | 3,127 | 3,025 |
| | 1,359,709 | (217,623) |
| Changes in non-cash working capital items | | |
| Accounts receivable | (206,708) | 4,855 |
| Prepaid expense | (1,735) | 7,491 |
| Accounts payable and accrued liabilities | 1,104 | (5,898) |
| | 1,152,370 | (211,175) |
| **Cash Flows from Financing Activities** | | |
| Net proceeds from issuance of common shares | - | - |
| **Cash Flows from Investing Activities** | | |
| Mineral property expenditures | (30,602) | (406,697) |
| Purchase of plant and equipment | (340) | (281) |
| | (30,942) | (406,978) |
| **Increase (Decrease) in Cash and Cash Equivalents** | 1,121,428 | (618,153) |
| Cash and cash equivalents - beginning of period | 278,325 | 938,735 |
| **Cash and Cash Equivalents - End of Period** | $ 1,399,753 | $ 320,582 |

| **Supplemental Disclosure of Non-Cash Investing and Financing Activities** | | |
|---|---|---|
| Increase (decrease) in mineral property accounts payable | $ 16,698 | $ (55,966) |

- See Accompanying Notes -

## 1. Going Concern

The Company, which is considered to be in the exploration stage, is in the process of exploring several mineral properties in Peru and Canada. The Company has not yet determined whether these properties contain economic reserves.

The business of mining and exploration involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company has no ongoing source of revenue, and has significant cash requirements to meet its administrative overhead and maintain its mineral interests. The recoverability of amounts shown for resource properties is dependent upon several factors, including the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these properties, and future profitable production or proceeds from disposition of mineral properties. Also, the Company will have to raise additional funds for future corporate and administrative expenses and to undertake further exploration and development of its mineral properties. While the Company has been successful in the past at raising funds, there can be no assurance that it will be able to do so in the future.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These consolidated financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.

## 2. Accounting Policies

### a) Basis of Consolidation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and include the accounts of the Company and its significant wholly-owned subsidiaries, Castle Keep Ltd., Torre International Holdings Ltd., Gitennes Exploraciones Peru S.A., Oromalqui Gold Corp., Minera Corimalqui S.A. and Compania Minera Seis Rios S.A. All of the Company's wholly-owned subsidiaries are accounted for under the purchase method.

### b) Basis of Presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the Company's consolidated financial statements including the notes thereto for the year ended December 31, 2006.

## 3. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. At March 31, 2007, the Company held currency totalling US$1,121,564, which is exposed to currency risk given fluctuations in the prevailing exchange rates between the Canadian and United States dollars.

## 4. Mineral Properties

**a) Details of mineral property activities are as follows:**

| | Peru | | | | | Canada | |
|---|---|---|---|---|---|---|---|
| | Tucumachay | Urumalqui | La Chivona | Titimina | Other | Red | Total |
| December 31, 2006 | $ 2,788,351 | $ 800,985 | $ 184,719 | $ 78,675 | $ 88,321 | $ - | $ 3,941,051 |
| Acquisition costs | - | - | - | - | - | - | - |
| Deferred expenditures | | | | | | - | |
| Administration | 157 | - | - | 54 | - | | 211 |
| Assays | 137 | - | - | - | - | - | 137 |
| Consulting geology | 17,920 | 2,754 | - | 4,375 | 5,765 | - | 30,814 |
| Domicile | 1,893 | 714 | - | - | - | - | 2,607 |
| Environmental and social license | 2,500 | - | - | - | - | - | 2,500 |
| Government taxes | 1,375 | 318 | - | - | 2,472 | - | 4,165 |
| Tenure | 286 | - | - | - | 6,580 | - | 6,866 |
| Total expenditures during the period | 24,268 | 3,786 | - | 4,429 | 14,817 | - | 47,300 |
| March 31, 2007 | $ 2,812,619 | $ 804,771 | $ 184,719 | $ 83,104 | $ 103,138 | $ - | $ 3,988,351 |

**4. Mineral Properties** - *Continued*

**a) Details of mineral property activities are as follows:** - *Continued*

| | Peru | | | | | Canada | |
|---|---|---|---|---|---|---|---|
| | Tucumachay | Urumalqui | La Chivona | Titimina | Other | Red | Total |
| December 31, 2005 | $ 1,826,335 | $ 788,755 | $ 171,338 | $ 27,767 | $ 62,099 | $ 411,052 | $ 3,287,346 |
| Acquisition costs | - | - | - | - | - | - | - |
| Deferred expenditures | | | | | | | |
| Administration | 6,598 | - | - | - | 21 | - | 6,619 |
| Assays | 21,496 | 177 | - | - | - | - | 21,673 |
| Consulting geology | 57,000 | 844 | 1,665 | 6,034 | - | 1,356 | 66,899 |
| Domicile | 61,506 | 938 | - | - | - | - | 62,444 |
| Drilling | 118,130 | - | - | - | - | - | 118,130 |
| Environmental and social license | 3,135 | - | - | - | - | - | 3,135 |
| Geophysics | 10,621 | - | - | - | - | - | 10,621 |
| Government taxes | 55,628 | 512 | 316 | 3,583 | 79 | - | 60,118 |
| Tenure | - | - | - | 668 | 424 | - | 1,092 |
| Total expenditures during the period | 334,114 | 2,471 | 1,981 | 10,285 | 524 | 1,356 | 350,731 |
| March 31, 2006 | $ 2,160,449 | 791,226 | $ 173,319 | $ 38,052 | $ 62,623 | $ 412,408 | $ 3,638,077 |

4. **Mineral Properties** - *Continued*

b) **Cumulative mineral costs are as follows:**

| | Acquisition | Exploration | March 31 2007 | December 31 2006 |
|---|---|---|---|---|
| Peru | | | | |
| Tucumachay | $ 400,000 | $ 2,412,619 | $ 2,812,619 | $ 2,788,351 |
| Urumalqui | 87,329 | 717,442 | 804,771 | 800,985 |
| La Chivona | 35,563 | 149,156 | 184,719 | 184,719 |
| Titimina | 9,456 | 73,648 | 83,104 | 78,675 |
| Other | - | 103,138 | 103,138 | 88,321 |
| Canada | | | | |
| Red, B.C. | - | - | - | - |
| | $ 532,348 | $ 3,456,003 | $ 3,988,351 | $ 3,941,051 |

c) **Tucumachay, Peru**

Under a letter of intent dated June 30, 2004 with Inmet Mining Corp. ("Inmet") the Company acquired a 100% interest in the 3,500-hectare Tucumachay property by issuing 1,000,000 shares to Inmet (issued - 2004) and incurring total exploration expenditures of US$1,600,000 by December 31, 2008 (incurred). The Company has served notice that it has earned a 100% interest in the property, and Inmet has acknowledged that the Company has met its earn-in expenditure requirements.

Inmet may, at its option, regain a 60% interest in the property by spending three times the amount of the Company's investment once the Company has drilled 12,000 metres.

d) **Urumalqui, Peru**

The Company owns a 100% interest in the Urumalqui project, which is situated in north-central Peru.

e) **La Chivona, Peru**

The Company acquired, by staking, a 2,600-hectare property near the coastal city of Chiclayo.

f) **Titimina, Peru**

The Company has acquired, by staking, a 3,800-hectare property adjacent in part to the Tucumachay property.

g) **Rio Seco, Peru**

The Company acquired, by staking, the Rio Seco property in 1999. It is located 300 kilometres north of Lima, near the Pan American Highway. As the Company had no plans to explore the property during 2006, the carrying value was written-down to a nominal value as of December 31, 2005.

4. **Mineral Properties** - *Continued*

h) **Red, B.C., Canada**

By an agreement dated September 3, 2004, the Company had an option to acquire a 100% interest in the Red property, located in north-central British Columbia. Under the terms of the option, the Company paid $50,000 cash, issued 100,000 shares and incurred $100,000 in exploration expenditures. The Company could, at its option, make additional yearly cash and share payments before July 15, 2008 that total an additional $150,000 and 150,000 shares. On April 15, 2005, the Company entered into an agreement with Buffalo Gold Ltd. ("Buffalo") whereby Buffalo could earn a 60% interest in the property by paying the Company $30,000 cash (received) and committing to incur $200,000 in exploration expenditures by April 15, 2006, with the option of incurring cumulative expenditures totalling $600,000 before April 15, 2007 (incurred). On June 6, 2006, Buffalo advised the Company that it was not going to proceed with its option. On July 12, 2006, the Company advised the owners that it did not intend to exercise its option and returned the property. Accordingly, the Company wrote off all expenditures incurred on the property.

i) **Other Properties**

The Company has staked various claims in Peru, all of which are held 100% by the Company. Individual, segregated exploration expenses will be shown for these properties if and when significant costs are incurred exploring one or more of the claims.

j) **Virgen, Peru**

During the year ended December 31, 2001, the Company sold its interest in the Virgen property. Pursuant to the terms of the sale agreement, the Company retained a 2% net smelter return royalty, payable when aggregate gold production from the property exceeded 145,000 ounces. The Company received notice from the operator of the Virgen Mine that gold production had reached the threshold of 145,000 ounces on May 16, 2006. Accordingly, the Company's 2% net smelter return royalty became effective, with payments to be received every six months.

As at December 31, 2006, the Company had received and accrued a total of $348,124 due under the royalty agreement. This amount represents the Company's production royalty payment, net of taxes, for the period May 16 to November 16, 2006. The Company recognized an additional $73,183 in royalty revenue receivable for the period November 17 to December 31, 2006.

During the current period, the Company recognized an additional $57,274 in royalty revenue receivable for the period January 1 to February 6, 2007 and paid fees of $17,156. On February 6, 2007, the Company agreed to sell its interest in the royalty for US$1,500,000. The Company paid a fee of US$75,000 in respect of the sale for net proceeds of $1,663,071. As a condition of the sale, the Company agreed to forego the receipt of all royalty income accruing under the royalty agreement after November 16, 2006. Accordingly, the Company has offset accrued royalty income of $130,457 against the income from the sale of the royalty for net income from the sale of $1,532,614.

## 5. Plant and Equipment

Details are as follows:

| | Cost | Accumulated Amortization | March 31 2007 Net Book Value | December 31 2006 Net Book Value |
|---|---|---|---|---|
| Computer equipment | $ 93,495 | $ 75,347 | 18,148 | $ 19,103 |
| Furniture and fixtures | 81,682 | 61,263 | 20,419 | 21,493 |
| Equipment | 45,461 | 24,509 | 20,952 | 21,710 |
| | $ 220,638 | $ 161,119 | 59,519 | $ 62,306 |

## 6. Share Capital

### a) Details are as follows:

Authorized: An unlimited number of common shares without par value

Issued and outstanding:

| | March 31, 2007 | | March 31, 2006 | |
|---|---|---|---|---|
| | Shares | Amount | Shares | Amount |
| Balance - beginning of period | 41,579,231 | $ 29,275,281 | 37,329,231 | $ 28,272,076 |
| Exercise of stock options | - | - | - | - |
| Exercise of warrants | - | - | - | - |
| Balance – end of period | 41,579,231 | $ 29,275,281 | 37,329,231 | $ 28,272,076 |

### b) Contributed Surplus

Details are as follows:

| | 2007 | 2006 |
|---|---|---|
| Balance – beginning and end of period | $ 657,283 | $ 657,283 |

### c) Stock Options

The Company has a fixed stock option plan. Under the terms of the plan, the Company may grant options to its directors, employees, and other service providers up to 4,800,000 shares. The Board of Directors determines the exercise price per share and the vesting period under the plan.

During the periods ended March 31, the change in stock options outstanding was as follows:

| | 2007 | 2006 |
|---|---|---|
| Options outstanding - beginning of period | 3,905,000 | 3,905,000 |
| Granted | - | - |
| Forfeited | - | - |
| Exercised | - | - |
| Options outstanding - end of period | 3,905,000 | 3,905,000 |

**6. Share Capital** - *Continued*

**c) Stock Options** - *Continued*

Details of the stock options outstanding at March 31 are as follows:

| 2007 | 2006 | Exercise Price | Expiry Date |
|---|---|---|---|
| 900,000 | 900,000 | $0.15 | October 1, 2007 |
| 370,000 | 370,000 | $2.80 | March 30, 2008 |
| 520,000 | 520,000 | $0.13 | May 4, 2008 |
| 730,000 | 730,000 | $0.355 | April 21, 2009 |
| 180,000 | 180,000 | $0.40 | July 21, 2009 |
| 525,000 | 525,000 | $0.47 | April 1, 2010 |
| 80,000 | 80,000 | $0.30 | November 10, 2010 |
| 400,000 | 400,000 | $0.40 | March 9, 2011 |
| 200,000 | 200,000 | $0.47 | March 18, 2015 |
| 3,905,000 | 3,905,000 | | |

All options outstanding at March 31, 2007 have vested.

The weighted average exercise price of the stock options outstanding at March 31, 2007 is $0.54 and the weighted average remaining contract life of the options is 2.14 years.

**d) Stock-Based Compensation**

During the periods ending March 31, the Company issued no stock options to its directors, officers or employees.

**e) Warrants**

At March 31, the following warrants were outstanding:

| 2007 | 2006 | Exercise Price | Expiry Date |
|---|---|---|---|
| - | 1664,600 | $0.55 | May 18, 2006 |
| - | 171,610 | $0.55 | May 18, 2006 |
| 2,500,000 | 2,500,000 | $0.50 | June 4, 2007 |
| 123,500 | 123,500 | $0.50 | June 4, 2007 |
| 4,250,000 | - | $0.30 | August 31, 2007 |
| 273,000 | - | $0.30 | August 31, 2007 |
| 7,146,500 | 4,459,710 | | |

**7. Commitment**

The Company has an agreement to lease office space until October 31, 2010, with a net annual lease commitment of approximately $24,408.

**8. Related Party Transactions**

During the period, the Company incurred $14,699 (2006 - $8,302) in legal fees paid to a law firm in which a director of the Company is a partner; accounts payable and accrued liabilities includes $15,581 (December 31, 2006 - $3,170) payable to this firm.

The law firm charges the Company the same rates as it does for its other clients.

**9. Income Taxes**

The Company operates in several tax jurisdictions and is subject to varying rates of taxation. In addition, the Company has various non-capital tax losses and deferred exploration expenditures that are available for carry forward to reduce taxable income of the current and future years. Details of income tax expense for the period are as follows:

| | 2007 | 2006 |
|---|---|---|
| Income (loss) before income taxes for accounting purposes | $ 1,356,582 | $ (220,648) |
| Adjustments for differences between accounting and taxable income: | | |
| Amortization | 2,030 | 3,025 |
| Unrealized foreign exchange (gains) losses | (11,937) | (5,971) |
| Consolidated loss for tax purposes | 1,346,675 | (223,594) |
| Tax rate | 34.1% | 34.1% |
| Expected tax expense (recovery) for the period | 459,216 | (76,246) |
| Reductions in tax (recovery) due to: | | |
| Foreign income at different tax rates | 2,132 | 1,770 |
| Application of tax loss carry-forwards | (461,348) | |
| Valuation allowance | - | 74,476 |
| Tax expense (recovery) for the period | $ - | $ - |

Future income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company's future income tax assets as at December 31, 2006 are as follows:

| | |
|---|---|
| Non-capital loss carry-forwards | $ 3,137,247 |
| Mineral property expenditures | 1,491,194 |
| Property, plant and equipment | 69,131 |
| Other | 26,865 |
| | 4,724,437 |
| Valuation allowance | (4,724,437) |
| | $ - |

The Company's Canadian non-capital loss carry-forwards expire between 2007 and 2016 while the Canadian exploration expenditures may be carried forward indefinitely. The losses available to the Company in Peru expire four years after the attainment of profitable commercial operations in Peru.

Gitennes Exploration Inc.

# Notes to Interim Consolidated Financial Statements

**March 31, 2007**
(Unaudited)
*Canadian Funds*

## 10. Segmented Information

The Company's business consists of mineral exploration and development. Details on geographic segments are as follows:

| March 31, 2007 | | Income (Loss) | | Capital Expenditures | | Capital Assets | | Identifiable Assets |
|---|---|---|---|---|---|---|---|---|
| Canada | $ | 1,417,590 | $ | - | $ | 38,566 | $ | 1,876,113 |
| British Virgin Islands | | (29) | | - | | - | | 3,097 |
| Peru | | (60,979) | | 47,640 | | 20,953 | | 4,045,326 |
| Total | $ | 1,356,582 | $ | 47,640 | $ | 59,519 | $ | 5,924,536 |

| March 31, 2006 | | Income (Loss) | | Capital Expenditures | | Capital Assets | | Identifiable Assets |
|---|---|---|---|---|---|---|---|---|
| Canada | $ | (170,754) | $ | 1,356 | $ | 32,247 | $ | 655,007 |
| British Virgin Islands | | - | | - | | - | | 21,950 |
| Peru | | (49,894) | | 349,656 | | 25,240 | | 3,374,694 |
| Total | $ | (220,648) | $ | 351,012 | $ | 57,487 | $ | 4,051,651 |

## 11. Subsequent Events

Subsequent to March 31, 2007 the company received the remaining cash payments (US$400,000) payable under the Virgen royalty sales agreement dated February 6, 2007.

GITENNES EXPLORATION INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2007

**May 11, 2007**

This Management Discussion and Analysis supplements, but does not form part of, the unaudited consolidated financial statements of the Company and the notes thereto for the period ended March 31, 2007. Consequently, the information set forth below should be read in conjunction with the unaudited consolidated financial statements for the period ended March 31, 2007 and related notes therein, which have been prepared in accordance with Canadian generally accepted accounting principles.

Additional information, including the audited consolidated financial statements, and the notes thereto, for the year ended December 31, 2006, can be found on SEDAR at www.sedar.com.

**Description of the Business**

Gitennes Exploration Inc. (the "Company") is in the business of exploring for mineral deposits in Perú and Canada. The Company acquires properties directly by staking or through option agreements with prospectors or other exploration companies. The Company is also committed to developing new projects through regional reconnaissance, property examinations and by liaison with a network of industry contacts. None of the properties that the Company currently owns or holds under option have been adequately explored to prove the existence of ore reserves.

**Overview**

The Company's primary focus is the exploration for gold and silver deposits, followed by copper, zinc and other base metals. During the year ended December 31, 2005, and continuing through the period ending March 31, 2007, the Company undertook field programmes at the Tucumachay project in Central Perú, which included 38 core drill holes and 28 reverse circulation drill holes. The Tucumachay project is subject to a letter of intent dated June 30, 2004 with Inmet Mining Corp. ("Inmet"). The Company also explored its 100%-owned Titimina property, located in the same belt as Tucumachay. During the period, the Company also conducted additional work on its Urumalqui property preparing for a possible resumption of drilling, and conducted a preliminary geological mapping and rock sampling programme at its TotoRoko property, both in Peru.

During the year ended December 31, 2006, the Company was informed by the operator of the mine at La Virgen that gold production had exceeded 145,000 ounces on May 16, 2006. Accordingly, the Company's 2% NSR Royalty became effective, to be paid every six months. On February 6, 2007, the Company sold its interest in the royalty for US$1,500,000 (see *"Properties – Virgen Royalty"*).

During the year and to the date hereof, the Company issued the following news releases:

| | |
|---|---|
| April 16, 2007 | Gitennes Update on Peru Copper-Silver Project |
| February 21, 2007 | Gitennes Exploration – Tucumachay, TotoRoko & Royalty Updates |
| February 9, 2007 | Gitennes to Sell Royalty Interest for US$1,500,000 |
| December 21, 2006 | Gitennes Receives Initial Royalty Payment |
| November 23, 2006 | Gitennes - Alpha Zinc IP Survey Update |
| November 2, 2006 | Gitennes Exploration - Progress Report |
| September 1, 2006 | Gitennes Exploration - Private Placement Closed |
| August 11, 2006 | Gitennes Exploration - Private Placement & Corporate Update |
| May 30, 2006 | Additional Zinc Results from Tucumachay Project |
| May 9, 2006 | Gitennes Announces Private Placement |
| April 18, 2006 | Exploration Expands Gitennes Alpha Zinc Target |

**Overall Performance**

Unless noted otherwise, all figures are in Canadian dollars.

The Company's cumulative resource property costs to March 31, 2007 were $3,988,351, which is up from the cumulative balance of $3,941,051 as at December 31, 2006. The increase for the period includes current additions of $47,300 in expenditures, $24,268 of which was incurred on the Tucumachay property (see *"Results of Operations"*).

The Company recognized net royalty income of $40,118 for the quarter and income from the sale of the royalty of $1,532,614 during the quarter. This resulted in net income of $1,356,582 for the quarter ended March 31, 2007, which compares to a loss of $220,648 for the quarter ended March 31, 2006 (see *"Results of Operations"*).

**Financial Data for the Last Eight Quarters**

| Quarter Ended | Mar 31, 2007 | Dec 31, 2006 | Sept 30, 2006 | Jun 30, 2006 | Mar 31, 2006 | Dec 31, 2005 | Sept 30, 2005 | June 30, 2005 |
|---|---|---|---|---|---|---|---|---|
| Total revenues | $ - | $ - | $ - | $ - | $ - | $ - | $ - | $ - |
| Loss before the under-noted | $(216,150) | $(170,658) | $(154,791) | $(208,150) | $(220,648) | $(173,470) | $(185,208) | $(254,211) |
| Write-down of mineral properties | | - | - | (413,658) | - | (267,306) | (55,354) | - |
| Income from royalty | 40,118 | 421,307 | - | - | - | - | - | - |
| Income from sale of royalty | 1,532,614 | - | - | - | - | - | - | - |
| Income (loss) for the quarter | $1,356,582 | $ 250,649 | $(154,791) | $(621,808) | $(220,648) | $(440,776) | $(240,562) | $(254,211) |
| Income (loss) per share – basic | $ 0.03 | $ 0.01 | $ (0.00) | $ (0.02) | $ (0.01) | $ (0.01) | $ (0.01) | $ (0.01) |
| Income (loss) per share – diluted | $ 0.03 | $ 0.01 | $ (0.00) | $ (0.02) | $ (0.01) | $ (0.01) | $ (0.01) | $ (0.01) |

The Company has no ongoing source of operating revenue. In addition to the normal expenses associated with its exploration and administrative activities, the Company had certain infrequent or non-recurring transactions that produced significant variances in its operating results.

During the quarter ended December 31, 2006, the Company received and accrued income from the Virgen royalty (see *"Properties – Virgen Royalty"*) of $421,307, which represents the first such income derived from this asset. The Company accrued an additional $40,118 in net royalty income during the quarter ended March 31, 2007, and it also recorded income from the sale of the royalty in the amount of $1,532,614. During the quarter ended June 30, 2006, the Company recorded a write-down of $413,658 upon abandoning the Red property (British Columbia) that was subject to an option agreement. The Company wrote off costs of $267,306 during the quarter ended December 31, 2005 relating to Rio Seco (Perú). Additional significant items include non-cash stock-based compensation of $305,929 recorded in the quarter ended March 31, 2005. General exploration and certain other expenses decreased in the first half of fiscal 2006 as the Company conserved funds and focused mainly on its Tucumachay and Titimina properties. The expenses for the first and second quarters are traditionally higher than for the other quarters due to the costs of the Company's annual filings, preparation of annual general meeting materials, and increased shareholder information costs, which are not experienced in the other quarters.

After factoring in the effect of the royalty income and other non-recurring items, which are an inherent part of the mineral exploration industry, all other operating results remain reasonably consistent among the quarters presented.

**Results of Operations**

*Expenses*

A summary of the Company's significant expense items for the quarters ended March 31 follows:

| | 2007 | 2006 |
|---|---|---|
| Audit, accounting, legal and professional fees | $ 43,943 | $ 26,402 |
| Filing, transfer fees and investor relations | $ 45,389 | $ 79,929 |
| Office rent, utilities and miscellaneous | $ 21,066 | $ 34,924 |
| Salaries and benefits | $ 55,877 | $ 60,872 |
| Income from royalty | $ 40,118 | $ - |
| Income from sale of royalty | $ 1,532,614 | $ - |

Audit, accounting, legal and professional fees for 2007 increased relative to those of the prior year's quarter due mostly to an increase in audit costs and some additional legal work relating to statutory filings.

Filing, transfer fees and investor relations expenses were higher in 2006 due to increased investor relations and promotional expenses incurred in the previous year, which were not experienced to the same degree in the current period.

Office rent, utilities and miscellaneous costs for the quarter ended March 31, 2007 are lower than those of the prior year's quarter as the Company moved to reduce costs and overhead.

Salaries and benefits can vary depending upon the amount of time allocated for certain employees between exploration projects and general and administrative duties. For the period ended March 31, 2007, salaries and benefits were relatively consistent with the prior period.

The royalty income and the income from the sale of the royalty were not applicable in the comparative quarter (see "*Properties*").

*Properties*

The Company has four mineral projects in Perú and one mineral project in Canada. Work is supervised by J. Blackwell, P.Geo., J. Foster, P.Geo., and Alvaro Fernandez-Baca, P.Geo., qualified persons as defined in National Instrument 43-101. Information on the Company's main projects is as follows:

Tucumachay Property

The Tucumachay property is located in the Andes Mountains of central Perú. On June 30, 2004 the Company signed a letter-of-intent with Inmet (the "Tucumachay Agreement"), under the terms of which the Company had an option to earn a 100% interest in the property. During the year ending December 31, 2006, the Company served notice that it had earned a 100% interest in the property, and Inmet has acknowledged that Gitennes has met its earn-in expenditure requirements. Inmet now has the option to regain a 60% interest in the property by spending three times the amount of the Company's investment. Inmet's option must be decided once the Company has drilled 12,000 metres.

During the year ended December 31, 2006 and continuing to March 31, 2007 the Company completed both reconnaissance and grid soil geochemical and rock sampling programmes, IP and VLF-EM grid geophysical surveys, and three drill programmes totalling 38 core holes and 28 reverse circulation holes. Total metres drilled stand at 5,294 metres. Results continue to be favourable and indicate the occurrence of a near-surface zone of mineralization in the La Nariz area that warrants continued exploration. The Company maintains a minimal camp at site and continues its environmental assessments of the property and region, and is active in several local community initiatives. The Company has reduced its overall level of activity at the property owing to unusually severe weather during November to early April.

Cumulative exploration expenditures to March 31, 2007 are $2,812,619. This includes $400,000 in acquisition costs recorded during the year ended December 31, 2004 upon the issuance of 1,000,000 shares from treasury with a value of $0.40 per share, as required by the terms of the Tucumachay Agreement.

Titimina Property

The Company owns a 3,800 hectare property adjacent to the western and northern portions of the Tucumachay property. Titimina covers extensions to the same geological formations that host mineralization at Tucumachay. Several showings have been found on the Titimina property, the most important of which is the Alpha zinc target, consisting of a large area of carbonate-hosted zinc – lead – silver mineralization. During the year ending December 31, 2006 and the period ending March 31, 2007, the Company completed geological mapping, surface sampling and four lines of induced polarization geophysical surveys. Results are favourable and suggest additional work, including drilling, is warranted.

Cumulative expenditures to March 31, 2007 are $83,104.

Urumalqui Property

The Company's 100%-held Urumalqui property is a silver-gold prospect situated in north-central Peru. The property was explored during 2003 and 2004 in joint venture with Meridian Gold Inc. Work included geophysical and geological surveys and two diamond drill programmes. On June 17, 2005, the companies terminated the agreement and the Company assumed 100% of the assets of the joint venture, which included the Urumalqui mineral claims. The Company has applied for a permit to continue drilling at the property and is awaiting approval. During the period ending March 31, 2007 the Company updated its socioeconomic database of the various communities in the project area, renewed land use agreements and completed additional geological mapping aimed at evaluating new ideas on the exploration potential of the property.

Cumulative expenditures to March 31, 2007 are $804,771.

La Chivona Property

The Company has a 100% interest in La Chivona, located in north-coastal Perú. There was minimal exploration activity on the property during the year. Cumulative expenditures to March 31, 2007 are $184,719.

Rio Seco Property

This property is located in coastal, central Perú. The Company has written this property down to a nominal value, however, it intends to maintain the claims in good standing.

Red Property

By an agreement dated September 3, 2004, the Company had an option to acquire a 100% interest in the Red property, located in north-central British Columbia. Under the terms of the option, the Company has paid $50,000 cash, issued 100,000 shares and incurred $413,658 in exploration expenditures. On April 15, 2005, the Company entered into an agreement with Buffalo Gold Ltd. ("Buffalo") whereby Buffalo could earn a 60% interest in the property by paying the Company $30,000 cash (received) and committing to incur $200,000 in exploration expenditures by April 15, 2006, with the option of incurring cumulative expenditures totalling $600,000 before April 15, 2007. Thereafter, exploration of the Red property would have been co-ordinated under a joint venture (Buffalo 60% / Gitennes 40%).

In October 2005, Buffalo completed 626 metres of drilling on the property. Two of these holes returned intervals of copper-gold mineralization similar to those encountered in previous drilling programmes.

On June 6, 2006, Buffalo advised the Company that it was not going to proceed with its option. Subsequently, on July 12, 2006, the Company advised the owners that it did not intend to exercise its option and was returning the property. Accordingly, the Company wrote off all expenditures incurred on the property during the quarter ending June 30, 2006.

Virgen Royalty

During the year ended December 31, 2001, the Company sold its interest in the Virgen property. Pursuant to the terms of the sale agreement, the Company retained a 2% net smelter return royalty, payable when aggregate gold production from the property exceeded 145,000 ounces. The Company received notice from the operator of the Virgen Mine that gold production had reached the threshold of 145,000 ounces on May 16, 2006. Accordingly, the Company's 2% net smelter royalty became effective, with payments to be received every six months.

As at December 31, 2006, the Company had received and accrued a total of $348,124 due under the royalty agreement. This amount represents the Company's production royalty payment, net of taxes, for the period May 16 to November 16, 2006. The Company recognized an additional $73,183 in royalty revenue receivable for the period November 17 to December 31, 2006.

During the current period, the Company recognized an additional $57,274 in royalty revenue receivable for the period January 1 to February 6, 2007 and paid fees of $17,156. On February 6, 2007, the Company agreed to sell its interest in the royalty for US$1,500,000. The Company paid a fee of US$75,000 in respect of the sale for net proceeds of $1,663,071. As a condition of the sale, the Company agreed to forego the receipt of all royalty income accruing under the royalty agreement after November 16, 2006. Accordingly, the Company has offset accrued royalty income of $130,457 against the income from the sale of the royalty for net income from the sale of $1,532,614.

Other Properties

The Company has staked and conducted preliminary exploration of various 100% owned prospective mineral claims located in Perú. Total costs as at March 31, 2006 are $103,138.

One claim group that appears to be of potential interest is the TotoRoko Property located in west, southern Peru. The Property was acquired by staking during the year ending December 31, 2006 and has been increased in size and prospected during the period ending March 31, 2007. Preliminary geological mapping, rock and stream sediment sampling indicate that copper-silver and gold mineralization occurs in outcrop over a possible length of 3,500 metres within a volcanic unit that is 10 to 50 metres thick. An expanded exploration programme is planned for the property starting in late May, 2007.

**Liquidity**

The Company's cash and cash equivalents increased by $1,121,428 during the quarter, which is due to the cash provided by operating activities exceeding the cash used in investing activities for the period. As at March 31, 2007, cash and cash equivalents totalled $1,399,753 compared to $278,325 at December 31, 2006. Working capital as at March 31, 2007 totalled $1,756,668, compared to working capital of $444,599 at December 31, 2006.

The Company has a five-year operating lease for its office premises and storage space in Vancouver that expires on October 31, 2010. The current monthly fee is $2,034 plus operating expenses. In Lima, Perú, the Company's affiliates lease office space for US$1,120 per month on a rental agreement that is renewed semi-annually.

**Capital Resources**

As at the date hereof, the Company has met the current terms of its option agreements and, given the proceeds from the sale of its royalty interest, considers its capital resources to be sufficient to meet its operating overhead for the ensuing year.

**Off-Balance Sheet Arrangements**

The Company had no off-balance sheet arrangements at March 31, 2007 or at the date hereof.

**Transactions with Related Parties**

During the quarter ended March 31, 2007, the Company incurred $14,699 (2006 - $8,302) in legal fees and disbursements paid to a law firm in which a director of the Company is a partner; accounts payable and accrued liabilities includes $15,581 (2005 - $3,170) payable to this firm.

**Outstanding Share Data**

The authorized capital of the Company consists of an unlimited number of common shares without par value. As of March 31, 2007 and the date hereof, the number of issued and outstanding common shares was 41,579,231 (52,630,731 on a diluted basis).

The Company has a fixed stock option plan. As at March 31, 2007, there were 3,905,000 stock options granted to directors, officers and employees of the Company and its affiliates as follows:

| Options Outstanding | Exercise Price | Expiry Date |
|---|---|---|
| 900,000 | $0.15 | October 2, 2007 |
| 370,000 | $2.80 | March 31, 2008 |
| 520,000 | $0.13 | May 4, 2008 |
| 730,000 | $0.355 | April 21, 2009 |
| 180,000 | $0.40 | July 21, 2009 |
| 525,000 | $0.47 | April 1, 2010 |
| 80,000 | $0.30 | November 10, 2010 |
| 400,000 | $0.40 | March 12, 2011 |
| 200,000 | $0.47 | March 18, 2015 |
| 3,905,000 | | |

At March 31, 2007, warrants to purchase the following shares were outstanding:

| Shares | Exercise Price | Expiry Date |
|---|---|---|
| 2,500,000 | $0.50 | June 4, 2007 |
| 123,500 | $0.50 | June 4, 2007 |
| 4,250,000 | $0.30 | August 31, 2007 |
| 273,000 | $0.30 | August 31, 2007 |
| 7,146,500 | | |

**Subsequent Events**

Subsequent to March 31, 2007 the company received the remaining cash payments (US$400,000) payable under the Virgen royalty sales agreement dated February 6, 2007.

**Critical Accounting Estimates**

Stock-based Compensation

The Company has adopted the recommendations of CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments," which requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. The Company uses the Black-Scholes Option-Pricing Model to estimate stock-based compensation.

**Changes in Accounting Policies**

Effective 1 January 2007, the Company adopted the recommendations of CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*, Section 1530, *Comprehensive Income* and Section 3865, *Hedges*. These sections provide guidance on the recognition and valuation of certain types of financial instruments. The adoption of these new standards had no significant effect on the Company's financial statements.

**Financial Instruments**

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments and that the fair value of these instruments approximates their carrying values. At March 31, 2007 the Company held US$1,121,564 that is exposed to currency risks that might result from fluctuations in the prevailing exchange rates between the Canadian and United States dollar.

**Disclosure Controls and Procedures**

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to the senior management, which includes the Company's President and its Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of March 31, 2007, the Company's certifying officers, being the President and the Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures. Based on that evaluation, the certifying officers have concluded that, as of March 31, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – *Certification of Disclosure in Issuers' Annual and Interim Filings*) and reports filed or submitted under Canadian securities laws were recorded, processed, summarized and reported within the time periods specified by those laws and that material information was accumulated and communicated to management of the Company, including the President and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

**Internal Control over Financial Reporting**

The Company's President and the Chief Financial Officer are responsible for establishing and maintaining the Company's internal controls over financial reporting in accordance with Multilateral Instrument 52-109– *Certification of Disclosure in Issuers' Annual and Interim Filings* of the Canadian Securities Administrators. These internal controls over financial reporting have been established as at December 31, 2006. There have been no changes in these controls during the quarter ended March 31, 2007 which have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

**Risk and Uncertainties**

The business of exploration and mining is risky and there is no assurance that current exploration programmes will eventually result in profitable mining operations. The recoverability of money spent on the resource properties is dependent upon various factors. These include actually discovering a potentially economic mineral deposit and then transforming the deposit into ore reserves through a series of stringent technical programmes. Following upon this is the ability of the Company to obtain all necessary financings to complete the development of a property and place it into commercial production. The Company must also raise funds for corporate and administrative expenses. While the Company has been successful in the past at raising funds, there can be no assurance that it will continue to do so.

The mineral industry is intensely competitive and there are inherent risks in all its phases. The Company competes with other companies, many of which have greater financial resources and experience. Metal prices are volatile and cannot be controlled.

The Company has no mining operations and its mineral projects are at an early stage. It is therefore exposed to many risks common to comparable companies, including undercapitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues.

The consolidated financial statements for the year ended December 31, 2006 have been prepared on the basis of accounting principles applicable to a going concern. The assumption is that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Excepting the quarters ended March 31, 2004 and December 31, 2006, the Company has consistently reported operating losses. The Company has limited financial resources, no source of operating cash flow, and no assurances that sufficient funding will be available to further explore and develop its mineral property projects, or to cover the overhead costs necessary to maintain a public company.

The Company's exploration activities outside of Canada make it subject to foreign currency fluctuations and this may affect the Company's financial position and results of operations. The Company does not engage in currency hedging activities. It does maintain some funds in US dollar accounts until such time as the funds are drawn upon.

The government of Perú has implemented a royalty scheme on mining operations. The Company believes that this royalty does not impact significantly on operations at this stage of the Company's development.

**Approval**

The Board of Directors of the Company has approved the disclosure contained in this Interim MD&A, a copy of which will be provided to any interested parties upon request.

**Additional Information**

The Company's publicly filed documents are available on the Company's website or on SEDAR at www.sedar.com.

***Cautionary Note***

*This document contains "forward-looking information" which may include, but is not limited to, statements with respect to the future financial or operating performance of the Corporation, its subsidiaries and its projects, the future supply, demand, inventory, production and price of minerals, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of minerals; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or financing or in the completion of development or construction activities. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this document and the Corporation disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.*

# Corporate Information

**OFFICERS AND DIRECTORS**

| | |
|---|---|
| Jerry D. Blackwell | President & Director |
| Kerry Spong | Chief Financial Officer |
| James R. Foster | Vice-President |
| Lyle R. Hepburn | Director & Corporate Secretary |
| Edmund T. Kimura | Director |
| Kenneth Booth | Director |
| Victor A. Tanaka | Director |

**SHARES LISTED**

TSX Exchange
Symbol: GIT

**CAPITALIZATION**

As at March 31, 2007

| | |
|---|---|
| Shares Authorized: | Unlimited |
| Issued Capital: | 41,579,231 |

**LEGAL COUNSEL**

Beach Hepburn, LLP
Toronto, Ontario

**EXECUTIVE OFFICE**

2390 - 1055 West Hastings St.
Vancouver, B.C. V6E 2E9 Canada

| | |
|---|---|
| Tel: | 604-682-7970 |
| Fax: | 604-682-7903 |
| Website: | www.gitennes.com |

**IN PERU**

Gitennes Exploraciones Perú
Miraflores, Lima
Tel: 511-242-4065

**TRANSFER AGENT**

Computershare Investor Services Inc.
Toronto, Ontario

**AUDITORS**

PricewaterhouseCoopers
Vancouver, British Columbia

**Gitennes**

## GITENNES' TOTOROKO COPPER-SILVER-GOLD PROJECT – UPDATE

**Vancouver, July 30, 2007; Gitennes Exploration Inc. (TSX-GIT)** is pleased to report that on-going exploration at the Company's TotoRoko Property continues to return highly encouraging results. Highlights include:

- New zones of copper, gold and silver mineralization found;
- Cantaña, a cross-cutting silver-gold structure, returning up to 1,230 g/t silver and 3.26 g/t gold;
- Lomas Orjo, a further extension of the zone of outcropping secondary copper mineralization to the southeast;
- Multiple parallel zones of alteration, mineralization and brecciation found, target width increases.

Mineralization at TotoRoko spatially associated with igneous intrusive rocks that occur along major faults related to the continent-scale Incapuquio (Peru) – West Fissure (Chile) fault. A 4,500-metre long, northwest-striking panel of strongly magnetic, metasomatized and altered Jurassic-age Guaneros Formation and younger intrusive rocks is host to stockwork and disseminated copper-silver-gold mineralization (oxidized after primary sulphide minerals).These panels are also cut obliquely by narrower silicified and barite-rich vein-like structures mineralized with gold and silver (Cantaña). The relationship between the two differing styles of mineralization is not certain. However it is possible that they are both related to a highly evolved, concealed porphyry system at depth.

Exploration is focusing upon the south-eastern 2,200 metres of this mineralized panel where mineralization and alteration is strongest. Here, two areas of copper-bearing basaltic andesite flows, andesitic tuffs and breccias, and diorite intrusive rocks are being mapped and sampled. In this area, Cerro TotoRoko marks a 1,300-metre long by 200-metre wide zone in the northwest, and Lomas Orjo marks a 700-metre long by 400-metre wide zone to the southeast. Both zones show signs of strong shearing, argillic alteration, brecciation and strong fracturing.

New sampling results (chip-channel and grab) from mineralized outcrops at Lomas Orjo include:

| Length | Cu % | Ag g/t |
|---|---|---|
| 5 metres | 1.5 | 9 |
| 18 metres | 0.3 | 5 |
| 20 metres | 0.2 | 2 |
| 23 metres | 0.9 | 9 |
| 10 metres | 0.8 | 14 |
| 25 metres | 0.7 | 8 |
| 10 metres | 0.9 | 12 |
| 7 metres | 2.7 | 25 |
| 2 metres | 1.9 | 31 |
| 2 metres | 4.6 | 50 |
| 10 metres | 3.1 | 33 |
| Grab | 2.6 | 21 |
| Grab | 1.9 | 18 |
| Grab | 6.6 | 52 |
| Grab | 2.3 | 26 |
| Grab | 1.1 | 10 |
| Grab | 1.4 | 14 |



New sampling results of mineralized outcrops at Cerro TotoRoko include:

| Length | Cu % | Ag g/t |
|---|---|---|
| 5 metres | 3.4 | 32 |
| 10 metres | 1.2 | 10 |
| 4 metres | 0.9 | 21 |

Suite 2390 - 1055 West Hastings Street, Box 60, Vancouver, B.C. V6E 2E9 Tel: 604-682-7970 Fax: 604-682-7903
email: info@gitennes.com website: www.gitennes.com

# Gitennes X

RECEIVED

2007 MAY 22 A 9:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

## PERU EXPLORATION AND ROYALTY UPDATE

**Vancouver, May 15, 2007: Gitennes Exploration Inc. (TSX-GIT)** is pleased to announce that it has received payments totalling US$ 1,500,000 in connection with the sale of its 2% Net Smelter Return ("NSR") Royalty on gold production at the Virgen Mine, Peru. The agreement to sell the royalty was announced February 9, 2007. A US$ 75,000 fee has been paid to an unrelated party in connection with the transaction. Gitennes will not receive any further payments under the original NSR agreement and the sales transaction will now be concluded.

Field work at the TotoRoko Property, in southern Peru, will re-commence before month-end, where consulting geologists will be following up the strong copper-silver results announced April 16, 2007. A programme of detailed mapping, sampling and geophysics is planned.

At the Urumalqui Property, an epithermal silver-gold project that was last drilled in 2004 by Gitennes in joint venture with Meridian Gold (now 100% Gitennes), a programme of re-mapping and re-logging of earlier drill holes has been started. The objective here is to examine the potential of a peculiar, altered and weakly mineralized volcanic conglomerate that occurs along strike of the main vein system as well as nearby siliceous sinters. The wedge-shaped body of conglomerate has historically been regarded as unfavourable, and tested by only one drill hole. The significance of this geological setting in other epithermal camps has prompted our re-examination. An exploration permit has now been received for Urumalqui, and drilling can commence when equipment is available.

The technical information in this release has been reviewed by J. Blackwell (P.Geo.), a Qualified Person as defined in National Instrument 43-101.

For further information contact:

Jerry Blackwell, President

*Cautionary Statement Regarding Forward-Looking Statements*
*Some of the statements contained in this release are forward-looking statements, such as statements that describe or infer future plans, intentions, objectives or goals, including words to the effect that Gitennes or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond Gitennes' ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements.*

The Toronto Stock Exchange has neither approved nor disapproved the information herein.

END

Suite 2390 - 1055 West Hastings Street, Box 60, Vancouver, B.C. V6E 2E9 Tel: 604-682-7970 Fax: 604-682-7903
email: info@gitennes.com website: www.gitennes.com